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                           July 7, 2020

       Mikhail Zhukov
       Chief Executive Officer
       HeadHunter Group PLC
       9/10 Godovikova Street
       Moscow, 129085
       Russia

                                                        Re: HeadHunter Group
PLC
                                                            Registration
Statement on Form F-3
                                                            Filed June 30, 2020
                                                            File No. 333-239560

       Dear Mr. Zhukov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              J. David Stewart, Esq.